Exhibit 12

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	Successor				Predecessor
(in thousands)	Year Ended December 29, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	August 26, 2009 to December 31, 2009	April 1, 2009 to August 25, 2009	Year Ended March 31, 2009
Loss from continuing operations before income taxes (1)	$(51,723)	$(2,906)	$(21,089)	$(5,040)	$5,945	$11,381
Add (deduct)
Distributions from equity investments	817	156	—	—	—	—
(Income) loss from equity method investees	(683)	894	656	—	—	—
Capitalized interest	(193)	—	(433)	—	—	—
Fixed Charges	59,438	49,218	27,262

Earnings, as defined	$7,656	$47,362	$6,396	$(5,040)	$5,945	$11,381

Fixed Charges:
Interest on indebtedness and amortization of deferred financing costs	$58,079	$47,784	$25,430	$574	$—	$—
Capitalized interest	193	—	433	—	—	—
Portion of rental expense under operating leases representative of the interest factor	1,166	1,434	1,399	19	16	33

Total fixed charges	$59,438	$49,218	$27,262	$593	$16	$33

Ratio of earnings to fixed charges (2)(3)	0.1	1.0	0.2	N/A	364	341

(1)	Represents earnings from continuing operations before adjustments for noncontrolling interests in consolidated subsidiaries.
(2)	The ratio of earnings to fixed charges is determined by dividing earnings, as adjusted, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 33% of operating lease rentals)
(3)	Earnings were insufficient to cover fixed charges for the period from August 26, 2009 to December 31, 2009 by $5.6 million.